MERUS LABS INTERNATIONAL INC.
ANNOUNCES CLOSING ON FULL EXERCISE OF OVER-ALLOTMENT OPTION

Toronto, March 31, 2014 - Merus Labs International Inc. ("Merus" or the “Company") (TSX: MSL, NASDAQ: MSLI) is pleased to announce today that the syndicate of investment dealers (the "Underwriters") has exercised in full the over-allotment option to purchase 1,764,750 common shares of the Company ("Shares") at a price of $1.70 per share granted to the Underwriters in connection with the Company’s previously announced public offering which closed on March 25, 2014. The Company has today issued 1,764,750 Shares for additional gross proceeds of $3,000,075 upon closing of the exercise of the over-allotment option.

The net proceeds of the offering will be used for future acquisitions and general working capital.

The Shares have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which such officer, solicitation or sale would be unlawful.

About Merus Labs International Inc.

Merus is a specialty pharmaceutical company engaged in the acquisition and licensing of pharmaceutical products. The Company utilizes its expertise in pharmaceutical markets and its access to capital to acquire and license niche branded products. Merus further enhances the sale and distribution of these products by the introduction of a focused marketing and promotion plan.

Cautionary Statement

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Merus’ actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Merus’ products, changes in competition, the ability of Merus to integrate acquisitions or complete future acquisitions, Merus’ ability to complete any financing under its short form prospectus or otherwise, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus’ plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information please contact:

Merus Labs International Inc.

Tel: (416) 593-3725

Or contact our investor relations department at: info@meruslabs.com